Delisting Determination,The Nasdaq Stock Market, LLC,
December 2, 2011, Telvent GIT, S.A. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Telvent GIT, S.A.
(the Company), effective at the opening of the trading session on December 12, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5450(b)(1)(B) and 5605(c)(2).
The Company was notified of the Staffs determination on October 12, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 21, 2011.